Exhibit 19.1

INSIGHT ENTERPRISES, INC.
INSIDER TRADING POLICY

Applicability
This Insider Trading Policy (“Policy”) applies to Insight Enterprises, Inc. and all of its direct and indirect subsidiaries worldwide (here in after collectively “Insight”). The Policy applies to Insight’s Board of Directors (the “Board of Directors”) and all Insight employees, officers, contractors, and authorized representatives with equal effect. It is periodically reviewed and approved by Insight Enterprises’ senior management and Board of Directors.
Purpose
This Policy establishes business standards of conduct and responsibilities to conform to all laws that apply to trading of employer or related party stock. Insight designed this Policy to prevent insider trading or allegations of insider trading.
Definitions
•ESPP - the Insight employee stock purchase plan
•Exchange Act - the Securities Exchange Act of 1934, as amended
•FINRA – the Financial Industry Regulatory Authority
•GCO – Global Compliance Office
•Restricted Individuals - Members of our Board of Directors, officers and other specified employees with access to inside information
•Rule 10b5-1 plan - a trading plan that complies with Rule 10b5-1 under the Exchange Act
•SEC – The United States Securities and Exchange Commission
•Section 16 Officer - an “officer” as defined by Rule 16a-1(f) promulgated under the Exchange Act
•Trading Window – pre-defined dates during which Restricted Individuals may be eligible to trade Insight securities with pre-clearance from the GCO

Introduction
The Board of Directors has adopted this Policy to apply to members of Insight’s Board of Directors and Insight’s officers, employees and consultants with respect to the purchase, sale or other transfer of Insight’s securities, as well as the securities of other publicly traded companies with which Insight has a business relationship or with which Insight may be negotiating transactions.
Federal and state laws prohibit buying, selling, or making other transfers of a company’s securities by persons who are aware of inside information (meaning “material information that is not generally known or available to the public”). These laws also prohibit persons who are aware of such information from disclosing this information to others who may trade.
Note: Trading in Insight securities under this Policy by an individual subject to this Policy is PROHIBITED at any time such individual is in possession of material non-public information. Additionally, if you are a Restricted Individual, you may only trade in Insight securities (1) during a Trading Window and with pre-clearance from the GCO at compliance@insight.com, or (2) pursuant to a pre-approved Rule 10b5-1 plan.
Insight designed this policy to prevent insider trading or allegations of insider trading. It is your obligation to understand and comply with this policy. Should you have any questions regarding this policy, please contact the GCO at compliance@insight.com.
Penalties for Noncompliance
The SEC and FINRA investigate and police insider trading. To the extent the SEC or FINRA believes that insider trading has occurred by an employee within a company, it has broad authority to investigate suspicious activity and prosecute the employee for illegal activity. In prosecuting illegal activity, the SEC has the power to seek civil and criminal penalties, including:
•civil penalties of up to three times the profit gained or loss avoided;
•criminal fines (no matter how small the profit) of up to $5 million; and
•imprisonment for up to 20 years.
Failure of an employee or consultant to comply with this Policy may subject you to additional consequences, including dismissal by Insight for cause, whether or not your failure to comply results in a violation of law.
Scope of this Policy
Persons Covered
As a member of the Board of Directors, or as an officer, employee, or consultant of Insight, this policy applies to you. The same restrictions that apply to you also apply to your family members who live with you (e.g., spouse, parent, child or other dependent), anyone else who lives in your household, and any person who does not live in your household but over whom you exercise influence or control of their investment decisions (e.g., other family members not living in your household). You are responsible for making sure that the purchase, sale or other transfer of any security covered by this Policy by any such person complies with this Policy.
Companies Covered – Insight and Other Public Companies
This Policy governs your ability to buy, sell or otherwise transfer Insight securities, as well as the securities of any other publicly traded company about which you obtain inside information by virtue of your relationship with Insight.
Transactions Covered
This Policy applies to all transactions (including purchases, sales, gifts or other transfers of any kind) in all types of securities (including stocks, bonds, debentures, warrants, options, puts, calls, etc.). This Policy also applies to sales or other transfers of Insight securities you acquire or have acquired from exercising employee stock options, receiving awards of restricted stock or restricted stock units, or participating or having participated in the ESPP. Keep in mind that you may still exercise your stock options when you are aware of material nonpublic information, but you may not then sell or otherwise transfer the underlying stock, or effect a cashless exercise of the options, as this entails selling a portion of the underlying stock in order to cover the exercise price. For clarity, this Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have Insight withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock units.
Policy Detail
General Trading Rules
The general trading rules below apply to all members of the Board of Directors, and the officers, employees and consultants of Insight. The existence of a personal financial emergency does not excuse you from compliance with this Policy.
No Trading on Inside Information
You may not buy, sell or otherwise transfer Insight securities while you are aware of inside information, which is material information relating to Insight that is not generally known or has not yet been made publicly available by press release or otherwise. Be aware that the SEC and FINRA will likely presume that you relied on or used inside information if you were aware of such information at the time of your transaction.
Inside information has two important elements – materiality and public availability. Material information means any information that a reasonable investor would consider important in determining whether to purchase, sell (or otherwise transfer) or hold a security. Both positive and negative information can be material. Examples of information that is material include, among others:
•earnings information, including revenue results, orders data, contracting activity or other revenue projections, information contained in forecasts or budgets,
•significant financial information not included in a Form 10-K, Form 10-Q, or Form 8-K filed with the SEC,
•mergers, joint ventures, acquisitions, dispositions, tender offers, acquisition or sale of a business segment or unit or other significant changes in assets,
•the gain or loss of significant contracts or business relationships,
•advances in research or development,
•product releases,
•changes in senior management or other major personnel changes,
•significant write-downs in assets or increases in reserves,
•significant legal exposure due to actual, pending or threatened litigation,
•the existence of significant governmental, regulatory or law enforcement inquiries or investigations,
•financial liquidity problems,
•cybersecurity incidents,
•major events regarding Insight’s securities, including the declaration of a dividend or stock split or the offering of additional securities, or
•any other important information that departs from what the market expects.
If you are unsure whether information is material, you should either consult the GCO before making any decision to trade in securities to which that information relates, or assume that the information is material.

For purposes of this Policy, inside information will not be considered publicly available until after the second full trading day following the public release of such information. Public release of inside information occurs when the information is formally disclosed to the public through appropriate channels, such as a press release approved by Investor Relations, a widely disseminated statement from a senior officer of Insight, or the filing of a Form 10-K, Form 10-Q, or Form 8-K with the SEC. For example, if Insight announces its intention to acquire another company before trading begins on a Tuesday (and you were previously aware of the acquisition discussions), the first time you can buy, sell or otherwise transfer Insight securities is the opening of the market on Thursday. However, if Insight announces the intended acquisition after trading begins on that Tuesday, the first time you can buy, sell or otherwise transfer Insight securities is the opening of the market on Friday.
Consider the following scenario: Assume that you run a report in SAP or any legacy ERP system and determine that the number of customer transactions in the current quarter far exceeds Insight’s publicly announced estimate for the quarter. This data likely constitutes inside information, as it is material information about Insight’s financial performance that has not been made publicly available. Because you possess this inside information, you are prohibited from buying, selling or otherwise transferring Insight securities until the information becomes publicly available (e.g., after the second full trading day following the date Insight announces results for the current quarter).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the GCO or assume that the information is nonpublic and treat it as confidential.
No Tipping
You also may not disclose inside information to any other person or recommend to anyone that they purchase or sell any securities when you are aware of inside information. This is often called tipping, and it is illegal. The tipper, who is most often the company employee, will be equally liable with the tippee for the trading profit gained or loss avoided by the tippee, even if the tipper received no actual gain or other compensation relating to the trading activity.
Please keep in mind that the foregoing tipping prohibitions cover any person where there is a reasonable expectation of confidentiality between the person disclosing the information and the person receiving the information. Under SEC rules, there is a presumption that a reasonable expectation of confidentiality exists when the receiving person is a spouse, parent, child or sibling of the disclosing person.
Termination of Employment or Services
If you are aware of inside information when you terminate services as a member of the Board of Directors, officer, employee or consultant of Insight, you may not trade in Insight’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Policy will cease to apply to your transactions in Insight’s securities.
Blackout Periods

From time to time, material nonpublic information regarding Insight may be pending and not be publicly disclosed. Under extreme conditions where such material nonpublic information is pending, Insight may impose special event-specific blackout periods during which all or certain individuals covered by this Policy are prohibited from trading in Insight's securities.
Insight will notify each individual subject to an event-specific blackout, but will not otherwise announce such a blackout to individuals it does not believe are aware of the event giving rise to the blackout period. Additionally, upon receipt of a request for pre-clearance to trade by a Restricted Individual, the GCO may determine that material nonpublic information is pending and notify the requesting individual that until such information becomes known publicly, pre-clearance will not be granted.
The failure of Insight to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of inside information. It is important to remember that if you are in fact aware of material nonpublic information, even if you are not notified of a blackout period, you are prohibited from buying, selling or otherwise transferring Insight securities.
Short-Term, Speculative and Hedging Transactions Prohibited
Insight considers it improper and inappropriate for those employed by or associated with Insight to engage in short-term or speculative transactions in Insight’s securities or in other transactions in Insight’s securities that may lead to inadvertent violations of the insider trading laws. You may not engage in short sales of Insight’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery). You also may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.
Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of inside information may result in unlawful insider trading.
Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of inside information or otherwise not permitted to trade in Insight’s securities, you are prohibited from holding Insight securities in a margin account or pledging Insight securities as collateral for a loan.
Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in Insight’s securities and limit or eliminate your ability to profit from an increase in the value of Insight’s securities. You are prohibited from engaging in any hedging or monetization transactions involving Insight’s securities.
Unauthorized Disclosure
Inadvertent disclosure of confidential or inside information that you learn about during your Insight employment or other association may expose Insight and you to significant risk of investigation and litigation. Please consult Insight’s Code of Ethics and Business

Practices and all agreements between you and Insight concerning your employment or other association for important information regarding your obligations to safeguard the confidential and inside information of Insight and its affiliates and customers, vendors and other business partners.
The timing and nature of Insight’s disclosure of inside information to outsiders are subject to legal rules, the breach of which could result in substantial liability to the employee, Insight, and its management. Accordingly, it is important that responses to inquiries about Insight by the press, investment analysts or others in the financial community be made on Insight’s behalf only through authorized individuals.
Special Rules for Members of the Board of Directors, Officers and Other Restricted Individuals
Restricted Individuals
Members of the Board of Directors, officers, and specified employees and consultants of Insight are Restricted Individuals and are subject to additional trading restrictions by virtue of their regular or routine access to inside information during the course of their employment or other association or by virtue of their involvement with a project that results in such individuals becoming privy to inside information. A list of Restricted Individuals is maintained by and available from Insight’s legal department.
Which Insight Personnel Are Restricted?
The following are Restricted Individuals:
•Directors and Above. Members of Insight’s Board of Directors and any employee identified as an executive level Director or more senior.
•Employees with Access to Aggregate Financial Data. Unless otherwise determined by an SVP or senior officer, any employee with access to Insight’s aggregated financial information prior to its public dissemination or with access to the full operating results of Insight North America.
•Employees Involved in Financial Reporting. Any employee who is involved in financial reporting for Insight, as designated by an applicable SVP or senior officer or by the General Counsel or Associate General Counsel. This section applies principally to employees in the Insight finance, investor relations, and legal groups.
•Executive or Administrative Assistants. Any executive or administrative assistant of a Restricted Individual who opens or has access to the email, fax mail or postal mail of such individual.
•Any Other Designated Employee. The Chief Executive Officer, the Chief Financial Officer, the Senior Vice President – Finance, the General Counsel and the Associate General Counsel of Insight may include on the restricted list individuals known to have access to inside information and not otherwise designated above.
How is the Restricted Individuals List Maintained?
Insight’s legal department maintains the list of Restricted Individuals. This list is circulated regularly to each SVP who, after reviewing the list, may add employees or remove employees in his or her group if they no longer qualify as Restricted Individuals. While removals may only occur during a Trading Window, additions may occur at any time and should occur immediately.

If you believe you should be included on the Restricted Individuals list, but are not, you should immediately contact your SVP, VP or manager so that you can be added to the list. If you are on the list but do not believe that you should be, you should contact your SVP, VP or manager to be removed from the list during the next Trading Window. If you contact your manager, they will notify the applicable SVP or legal department representative to add or remove you from the list. Remember that while you are on the Restricted Individual list, you will not be able to buy, sell or otherwise transfer Insight securities during a Trading Window or otherwise without pre-clearance or without having a pre-approved Rule 10b5-1 plan in place.
What does it Mean to be a Restricted Individual?
Because of their regular and routine access to and/or actual knowledge of inside information, Restricted Individuals may only buy, sell or otherwise transfer securities during Trading Windows, and even then only if the transfer is pre-approved or pursuant to a pre-approved Rule 10b5-1 plan, as set forth below.
Trading Windows for Restricted Individuals
Insight’s Trading Windows for Restricted Individuals begin after two full trading days following its public announcement of quarterly or annual earnings and end at the close of the market on the last day of the second month of each fiscal quarter (i.e., February 28th (or 29th), May 31st, August 31st and November 30th). For example, if Insight announces earnings before trading begins on a Friday, the Trading Window opens before trading begins on the following Tuesday. However, if Insight announces earnings after trading begins on a Friday, the Trading Window opens before trading begins on the following Wednesday.
Purchases of Insight securities under the ESPP resulting from periodic, automatic payroll contributions to the ESPP pursuant to an election made at the time of enrollment in the ESPP will not be subject to the restrictions described in this Policy regarding Trading Windows, event-specific blackout periods or pre-clearance, but such trading restrictions do apply to elections to enroll in the ESPP, including any changes to previous elections under the ESPP, and selling any Insight securities acquired under the ESPP.
Trading Windows serve only as guidance as to when it is most likely that you will not be aware of inside information. However, it is important to remember that if you are in fact aware of inside information, even during a Trading Window, you are prohibited from buying, selling or otherwise transferring Insight securities.
Pre-Clearance for Restricted Individuals
All transactions involving Insight securities (including a gift, contribution to a trust or similar transfer, or a permitted pledge of Insight securities) by Restricted Individuals and their family members must be pre-approved. This procedure also requires advance approval of Rule 10b5-1 plans, elections to participate in the ESPP, including any changes to previous elections under the ESPP, and transactions under Insight employee benefit plans, such as stock option exercises. If you submit a request for pre-clearance before a Trading Window begins, the request should be submitted to the GCO at compliance@insight.com at least one business day (24 hours) in advance of the beginning of the Trading Window during which the proposed transaction will occur. If you submit a request for pre-clearance after the beginning of a Trading Window during which the proposed transaction will occur, the request should be submitted to the GCO at compliance@insight.com at least two business days (48 hours) in advance of the proposed transaction. The GCO is under no obligation to approve a trade submitted for pre-clearance, and the failure to provide pre-clearance means the trade may not be made.
Any pre-clearance approval will expire at the close of trading on the fifth calendar day following the approval.
Requesting Pre-Clearance
When you send an email requesting pre-clearance, you must provide detailed information on the proposed transaction. This includes the nature of the transaction (purchase, sale, gift, option exercise, etc.) and the type of security involved. If the transaction involves options, you must identify which stock options you propose to exercise. You will also need to indicate the exact date the transaction is proposed to occur or other conditions to the transaction (such as any minimum price condition). In place of specifying an exact date, you may request pre-clearance for a transaction to take place within 48 hours from the time of the approval. No pre-clearance for a transaction to take place more than five days from the time of the approval will be approved, and no pre-cleared transaction may take place more than five days after the approval. If the transaction is not placed on the exact date specified or within an approved five-day period, pre-clearance must be re-requested. If pre-clearance is denied, the fact of such denial must be kept confidential by the individual who made the denied request.
When you e-mail for pre-clearance, you will also need to provide contact information for the broker who will be responsible for the order, and you (or your family member or other person covered by this Policy) will need to authorize the broker to provide information directly to Insight. Once the trade is completed, you or your broker must immediately notify Insight legal that the trade has taken place and of any pricing related thereto (e.g., purchase price).
Any pre-clearance approval will expire at the close of trading on the fifth calendar day following the approval.
Exception for Approved Rule 10b5-1 Plans
Insight permits certain Restricted Individuals to engage in transactions pursuant to a pre- approved trading plan that complies with Rule 10b5-1 and the terms of this Policy. A properly designed and adopted Rule 10b5-1 trading plan provides an affirmative defense for any member of the Board of Directors, officer, or employee who trades in Insight securities at a time when they are aware of inside information and/or is subject to a blackout period, as long as the Restricted Individual can demonstrate that the transaction occurred pursuant to a trading plan that meets specified conditions.
Because the requirements of Rule 10b5-1 are complex, Insight requires that Insight’s GCO staff must pre-approve, in writing, any trading plan designed to comply with Rule 10b5-1. You must still adhere to this prior approval procedure even where, for instance, you are assured that a large law firm has approved the trading arrangement that a brokerage firm or bank may be suggesting. Transactions made pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the restrictions described in this Policy regarding Trading Windows, event- specific blackout periods or pre-clearance.

Rule 10b5-1 plans must also comply with the following requirements:
1.The Rule 10b5-1 plan must have been reviewed and approved by the GCO at least two business days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the GCO at least two business days in advance of being implemented).
2.The broker executing trades under the Rule 10b5-1 plan must be approved as part of the plan.
3.The Rule 10b5-1 plan may only be established or modified during a Trading Window and only when the person establishing or modifying the plan is not in possession of inside information.
4.No trades under a new or revised/modified Rule 10b5-1 plan may occur until the expiration of the cooling-off period applicable to the Restricted Individual.
a.For members of the Board of Directors and Section 16 Officers of Insight, the cooling-off period ends on the later of (x) 90 days after adoption or modification of the Rule 10b5-1 plan, or (y) two business days following filing with the SEC of Insight’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Rule 10b5-1 plan was adopted.
b.For all other Restricted Individuals, the cooling-off period ends 30 days after adoption or modification of the Rule 10b5-1 plan.
5.The Rule 10b5-1 plan must be entered into in good faith by the Restricted Individual, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and, if the Restricted Individual is a member of the Board of Directors or a Section 16 Officer of Insight, the Rule 10b5-1 plan must include representations by such person certifying to that effect.
6.The Rule 10b5-1 plan may be amended or terminated prior to its stated expiration date only with the approval of the GCO and only at a time when a new plan could be established (during a trading window and when the person amending or terminating the plan is not in possession of inside information). Note that amending an existing Rule 10b5-1 plan will trigger a new cooling-off period (as set forth above) if the amendment changes the amount, price, or timing of trades under the plan, including a change to a formula that affects these inputs.
7.If a Rule 10b5-1 plan is amended or terminated prior to its stated expiration date, the individual who amended or terminated the plan may not further amend the plan or establish a new Rule 10b5-1 plan within the next six months.
8.The Rule 10b5-1 plan is the only outstanding Rule 10b5-1 plan entered into by the Restricted Individual (subject to exceptions set forth under Rule 10b5-1(c)(1)(ii)(D)).
9.No Rule 10b5-1 plan can be in existence for more than an 18-month period, and only one Rule 10b5-1 plan designed to effect a trade in a single transaction (meaning that the plan has the practical effect of requiring such a result), other than eligible sell-to- cover arrangements, can occur during a 12-month period.

10.Insight will publicly disclose the existence and certain information about any Rule 10b5-1 plan established by a member of the Board of Directors or Section 16 officer.
If you are considering entering into, modifying or terminating a Rule10b5-1 plan or have any questions regarding Rule 10b5-1 plans, please contact the GCO at compliance@insight.com. You should consult your own legal and tax advisors before entering into, or modifying or terminating, a Rule 10b5-1 plan. A trading plan, contract, instruction or arrangement will not qualify as a Rule 10b5-1 plan without the prior review and approval of the GCO as described above.
Seek Guidance
If you have any doubts as to your responsibilities under this Policy, please contact the GCO at compliance@insight.com immediately for clarification or guidance before you act. If the GCO is unavailable, contact Insight’s Stock Plan Administration at StockPlanAdmin@insight.com and provide all available information. Insight’s Stock Plan Administration is not authorized to pre-clear trades or otherwise provide advice under this Policy but may assist you in trying to reach officers and counsel who are so authorized.
Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, are not always intuitive and carry severe consequences for you, your manager and for Insight.
Policy Review
Policy review should be conducted by the Policy owner at least once every 2 (two) years or as required.
Reporting suspected violations
Any suspected violation of an Insight policy or standard should be reported without delay to the GCO at compliance@insight.com or Insight Compliance Helpline http://insightenterprises.ethicspoint.com
Insight has a strict no retaliation policy and will not tolerate any kind of retaliation against anyone who, in good faith, reports a violation of Insight policy or law. If you have questions or problems concerning this Policy, you should contact the GCO (compliance@insight.com).